Exhibit 99.1

Perma-Fix Reports Second Quarter 2026 Results, Award of Hanford Master IDIQ Subcontract and Commencement of DFLAW Waste Receipts

Company awarded Master IDIQ Subcontract by Hanford Tank Waste Operations & Closure, LLC for grouting and disposal of Hanford mixed low-level waste; task orders eligible to be issued beginning January 2027

Perma-Fix Northwest begins receiving liquid effluent waste from the Direct-Feed Low-Activity Waste (DFLAW) facility — a major milestone for the Company

Treatment backlog up 29% to $15.7 million; Services revenue up 44%

DOE’s recently announced Hanford Dual Glass-Plus-Grout Strategy creates what the Company believes could become the largest commercial opportunity in its history

ATLANTA – August 12, 2026 – Perma-Fix Environmental Services, Inc. (NASDAQ: PESI) (the “Company”) today announced financial results and provided a business update for the second quarter ended June 30, 2026.

Mark Duff, President and Chief Executive Officer of Perma-Fix, commented, “The second quarter did not deliver the financial results we expected, but it did deliver several key operational milestones we have been working toward for years. Our Perma-Fix Northwest (PFNW) facility began receiving Hanford-related waste streams as forecast, driving a 29% increase in treatment backlog to approximately $15.7 million at June 30, 2026, from $12.2 million at the end of the first quarter. In early July, PFNW began receiving liquid effluent wastes from the Direct-Feed Low-Activity Waste (DFLAW) facility — a major milestone for the Company and the culmination of years of permitting, capital investment and operational preparation. We have since begun receiving additional waste streams from DFLAW operations, and we expect those volumes to increase.

“Separately, as announced today, H2C has awarded the Company a Master Indefinite Delivery/Indefinite Quantity (IDIQ) Subcontract for the treatment and disposal of pretreated liquid mixed low-level waste from the Hanford Site, effective August 11, 2026, with task orders eligible to be issued from January 1, 2027 through December 31, 2041. The procurement is a multiple- IDIQ award arrangement, and its maximum ceiling quantity of 50 million gallons and maximum value of approximately $4.4 billion are shared among all Master IDIQ Subcontract holders; they do not represent amounts awarded or committed to Perma-Fix, and the number, size and timing of task orders issued to the Company, if any, cannot be assured. H2C awarded Master IDIQ Subcontracts to two other companies under this procurement, and we believe PFNW competes for task orders from a position of strength. Ours is the only facility of the three located adjacent to the Hanford Site, meaning liquid tank waste travels only a short distance for treatment, and waste leaves our facility only as a stabilized, grouted solid, shipped out of state by rail for disposal. That proximity, together with the licensing, permitting and operational foundation we have built at PFNW over many years and the capacity investments already underway, is why we believe we are strongly positioned as task orders are issued.

“Our second quarter financial results do not reflect these developments. Customer-directed changes in treatment protocols required us to delay processing of certain Hanford-related waste streams received during the quarter, shifting the associated revenue into the second half of the year while the personnel and operating costs we had added in anticipation of those receipts were incurred in the quarter. We expect to commence treatment of these wastes during the third quarter. During the second quarter, we also substantially completed the processing of previously stored, lower-margin waste inventories, which will free up capacity ahead of anticipated tank waste receipts.

“We are highly encouraged by the outlook for the second half of 2026 — an outlook further strengthened by the U.S. Department of Energy’s (DOE) recently announced Hanford Dual Glass-Plus-Grout Strategy. As presented publicly by DOE, grouting is a proven technology already approved under the Hanford Holistic Agreement and is expected to provide up to 300% more throughput while reducing treatment and disposal costs by supplementing the vitrification program with commercially available grouting capacity, resulting in significant acceleration of tank closures. The Glass-plus-Grout approach includes acceleration of DOE’s 200 East Area tank retrieval through the existing TSCR (Tank-Side Cesium Removal) through 2027, with the addition of the AMPS (Advanced Modular Pretreatment System) before 2028, reaching a total removal capacity of 300,000 gallons per month of pretreated tank waste in 2028, to be processed by grouting and DFLAW. However, state regulatory approval is still required to move forward with implementation. DOE’s planning materials reflect its current strategy and do not commit waste volumes to any particular provider. Our PFNW facility provides permitted commercial treatment capacity immediately adjacent to the Hanford Site providing minimal public road shipments of liquid tank waste with only grouted final waste forms shipped out of state via rail.

“Separately, DOE’s West Area tank program represents a substantially larger opportunity, and DOE totals across both the East and West tank areas are targeted to reach 9 million gallons annually by 2030. No task orders have been issued under the Master Subcontract to date. PFNW is working with Washington State regulators to expand our grouting permit from an existing annual capacity of 1.2 million gallons per year to levels that meet DOE’s objectives for both the East and West tanks. The facility is in final design and procurement for the upgrades needed to achieve that expanded capacity by the third quarter of 2027. Implementation requires continued coordination with Washington State regulators, and DOE’s proposed permit modifications remain subject to public review — a process we actively support and are engaged in. Based on the volumes contemplated in DOE’s current plan, we believe the Hanford tank waste grouting program could represent the largest commercial opportunity in the Company’s history.

“Our Services Segment provides a second engine of growth, with revenue up 44% year over year in the quarter. Following the approximately $24 million Lawrence Livermore National Laboratory award in the first quarter, we secured additional contracts at multiple DOE facilities as well as commercial and international customers, supporting services backlog of over $17 million over the next year. This backlog adds performance stability while generating additional waste receipts for our treatment facilities. Combined with the DFLAW ramp, the strengthened balance sheet from our May equity offering, and the strategic partnership with Mirion Technologies announced earlier this month, we believe Perma-Fix enters the second half of 2026 better positioned than at any point in the Company’s history.”

Financial Results

Revenue for the second quarter of 2026 was approximately $12.9 million, compared with approximately $14.6 million for the same period last year. The decline was entirely attributable to our Treatment Segment, where revenue decreased to $8.3 million for the three months ended June 30, 2026, from $11.4 million in the same period of 2025. The decrease in Treatment Segment revenue was primarily due to lower waste volume and a less favorable revenue mix. The less favorable revenue mix reflected lower average pricing associated with the processing of certain previously stored waste inventories in anticipation of increases in Hanford-related waste volumes. Revenue in our Services Segment increased to $4.6 million for the three months ended June 30, 2026, from $3.2 million in the same period of 2025, primarily due to a higher volume of project work. Because revenue in our Services Segment is project-based, the scope, duration, timing, and completion of individual projects can vary significantly from period to period. As a result, revenue may fluctuate between reporting periods depending on the timing, scope, and mix of projects performed.

Gross loss for the second quarter of 2026 was $2.5 million, compared with gross profit of $1.5 million for the second quarter of 2025. Our Treatment Segment incurred a gross loss of $2.6 million for the second quarter of 2026, compared with gross profit of $1.6 million for the same period of 2025. The decrease in gross profit of approximately $4.2 million and the decline in gross margin to (32.0%) from 13.7% were primarily due to lower revenue resulting from reduced waste volumes and a less favorable revenue mix. In addition, higher fixed operating costs, which were spread over a lower revenue base, further reduced gross profit and gross margin. Services Segment gross profit was approximately $149,000 for the second quarter of 2026, compared with a gross loss of approximately $19,000 for the same period of 2025. The increase in gross profit of approximately $168,000 and the improvement in gross margin to 3.2% from (0.6%) were primarily attributable to higher revenue, as discussed above. Gross margins within our Services Segment are influenced by the type, scope, and mix of projects performed, which are generally competitively bid and therefore have varying margin structures. As a result, gross margins may fluctuate from period to period based on the timing and mix of projects completed.

Operating loss for the second quarter of 2026 was approximately $6.5 million versus operating loss of $2.9 million for the second quarter of 2025. Net loss for the second quarter of 2026 was approximately $6.2 million or a loss per basic share of $(0.32), compared to net loss of approximately $2.7 million or a loss per basic share of $(0.15) for the same period of 2025.

Our Quarterly Report on Form 10-Q for the period ended June 30, 2026 continues to disclose that our recurring operating losses and negative operating cash flows have raised substantial doubt about our ability to continue as a going concern. Our May 2026 public equity offering strengthened our liquidity, and subsequent to quarter-end we extended the maturity of our PNC credit facility from May 2027 to May 2030, among other things. We expect our existing liquidity, anticipated operating cash flows, and borrowing availability to be sufficient to fund our operations over the next twelve months. However, management concluded that the substantial doubt was not alleviated because a significant portion of the revenues and cash flows underlying our forecast depends on the timing and volume of waste shipments and project activity directed by U.S. government customers, and such activity is subject to factors outside our control.

The Company reported EBITDA of ($5.9) million from continuing operations for the quarter ended June 30, 2026, compared to EBITDA of ($2.3) million from continuing operations for the same period of 2025. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. EBITDA is not a measure of performance calculated in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), and should not be considered in isolation of, or as a substitute for, earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. The Company believes the presentation of EBITDA is relevant and useful by enhancing the readers’ ability to understand the Company’s operating performance. The Company’s management utilizes EBITDA as a mean to measure performance. The Company’s measurement of EBITDA may not be comparable to similar titled measures reported by other companies. The table below reconciles EBITDA, a non-GAAP measures, to GAAP numbers for loss from continuing operations for the three and six months ended June 30, 2026, and 2025.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2026	2025	2026	2025
Loss from continuing operations	$(6,262)	$(2,583)	$(13,637)	$(6,083)

Adjustments:
Depreciation & amortization	484	437	974	873
Interest income	(203)	(301)	(384)	(636)
Interest expense	73	124	133	236
Interest expense - financing fees	21	21	43	41
Income tax benefit	—	—	—	—

EBITDA	$(5,887)	$(2,302)	$(12,871)	$(5,569)

The tables below present certain financial information for the business segments, which excludes allocation of corporate expenses.

	Three Months Ended		Six Months Ended
	June 30, 2026		June 30, 2026
(In thousands)	Treatment	Services	Treatment	Services
Net revenues	$8,289	$4,596	$16,168	$7,843
Gross (loss) profit	(2,652)	149	(5,485)	101
Loss from operations	(4,127)	(262)	(8,629)	(1,127)

	Three Months Ended		Six Months Ended
	June 30, 2025		June 30, 2025
(In thousands)	Treatment	Services	Treatment	Services
Net revenues	$11,397	$3,189	$20,583	$7,922
Gross profit (loss)	1,566	(19)	1,816	388
Loss from operations	(15)	(846)	(1,412)	(1,193)

Conference Call

Perma-Fix will host a conference call at 4:30 PM Eastern Time on Wednesday, August 12, 2026. The call will be available on the Company’s website at https://ir.perma-fix.com/conference-calls, or by calling toll-free: 877-545-0523 for U.S. callers or +1 973-528-0016 for international callers, and by entering access code: 180833. The conference call will be led by Mark J. Duff, Chief Executive Officer, Dr. Louis F. Centofanti, Executive Vice President of Strategic Initiatives, and Ben Naccarato, Executive Vice President and Chief Financial Officer of Perma-Fix Environmental Services, Inc.

A webcast will also be archived on the Company’s website and a telephone replay of the call will be available approximately one hour following the call, through Wednesday, August 26, 2026, and can be accessed by dialing 877-481-4010 for U.S. callers or +1 919-882-2331 for international callers and entering access code: 54338.

About Perma-Fix Environmental Services

Perma-Fix Environmental Services, Inc. is a nuclear services company and leading provider of nuclear and mixed waste management services. The Company’s nuclear waste services include management and treatment of radioactive and mixed waste for hospitals, research labs and institutions, federal agencies, including the DOE, U.S. Department of War (DOW), and the commercial nuclear industry. The Company’s nuclear services group provides project management, waste management, environmental restoration, decontamination and decommissioning, demolition, and radiological protection, safety and industrial hygiene capability to our clients. The Company operates four nuclear waste treatment facilities and provides nuclear services at DOE, DOW, and commercial facilities nationwide.

Please visit us at http://www.perma-fix.com.

This press release contains “forward-looking statements” which are based largely on the Company’s expectations and are subject to various business risks and uncertainties, certain of which are beyond the Company’s control. Forward-looking statements generally are identifiable by use of the words such as “believe”, “expects”, “intends”, “anticipate”, “plans to”, “estimates”, “projects”, and similar expressions. Forward-looking statements include, but are not limited to: outlook for the second half of 2026; commencement and timing of treatment of Hanford-related waste streams received during the second quarter; continued and increasing receipts of DFLAW-related waste streams; anticipated tank waste receipts; implementation, timing and volumes contemplated under DOE’s Hanford Dual Glass-Plus-Grout Strategy, including estimated monthly and annual tank waste volumes through 2030 and anticipated throughput and disposal cost benefits; DOE’s identification of Perma-Fix Northwest in its publicly presented dual-path materials; the West Area tank program representing a substantially larger opportunity; the potential incremental revenue opportunity associated with the grouting of Hanford tank waste and our characterization of that opportunity, including as the largest commercial opportunity in the Company’s history; the issuance of task orders for East Area or West Area tank waste; expansion of our grouting permit capacity and completion of related facility upgrades by the third quarter of 2027; realization of Services Segment backlog and additional waste receipts resulting therefrom; anticipated benefits of the strategic partnership with Mirion Technologies; the Master IDIQ Subcontract awarded by H2C; the issuance, number, size and timing of task orders under the Master IDIQ Subcontract, if any; the maximum quantity and maximum value of the Master IDIQ Subcontract, which are ceilings shared among all Master IDIQ Subcontract holders and are not indicative of revenue to the Company; continued coordination with Washington State regulators and other stakeholders and the outcome of public review of DOE’s proposed permit modifications; and the Company being better positioned than at any point in its history. These forward-looking statements are intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. While the Company believes the expectations reflected in this news release are reasonable, it can give no assurance such expectations will prove to be correct. There are a variety of factors which could cause future outcomes to differ materially from those described in this release, including, without limitation, future economic conditions; industry conditions; competitive pressures; our ability to apply and market our new technologies; acceptance of our PFAS technology by the public; the government or such other party to a contract granted to us fails to abide by or comply with the contract or to deliver waste as anticipated under the contract or terminates existing contracts; Congress fails to provide funding for the DOW’s and DOE’s remediation projects; inability to obtain new foreign and domestic remediation contracts; the failure of H2C or DOE to issue task orders to the Company under the Master IDIQ Subcontract, or to issue them in the quantities or on the timing anticipated; competition from the other holders of Master IDIQ Subcontracts under the same procurement; the fact that identification of our facility in DOE planning or public materials does not constitute a contract, an award, or a commitment of any waste volumes; inability to be awarded any portion of DOE’s East Side or West Side tank waste grouting programs; failure or delay in obtaining approval from the Washington State Department of Ecology to expand our grouting permit capacity; delays or increased costs in completing the facility upgrades required to achieve expanded capacity; the fact that DOE’s proposed permit modifications remain in draft form and subject to public comment and regulatory approval; opposition from state or regional regulators, governmental bodies, tribes or other stakeholders to the grouting or offsite transport and disposal of Hanford tank waste; litigation or administrative challenges to DOE’s tank waste treatment approach; changes in DOE’s treatment strategy, priorities or plans, or in the volumes, timing, composition or pricing of waste actually shipped to our facilities; and the additional factors referred to under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” of our 2025 Form 10-K and Form 10-Qs for quarters ended March 31, 2026 and June 30, 2026. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that bear upon forward-looking statements.

FINANCIAL TABLES FOLLOW

Contacts:

David K. Waldman-US Investor Relations

Crescendo Communications, LLC

(212) 671-1021

Herbert Strauss-European Investor Relations

herbert@eu-ir.com

+43 316 296 316

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Amounts in Thousands, Except for Per Share Amounts)	2026	2025	2026	2025

Net revenues	$12,885	$14,586	$24,011	$28,505
Cost of goods sold	15,388	13,039	29,395	26,301
Gross (loss) profit	(2,503)	1,547	(5,384)	2,204

Selling, general and administrative expenses	3,751	4,130	8,049	8,145
Research and development	253	312	556	695
Gain on disposal of property and equipment	—	(1)	—	(6)
Loss from operations	(6,507)	(2,894)	(13,989)	(6,630)

Other income (expense):
Interest income	203	301	384	636
Interest expense	(73)	(124)	(133)	(236)
Interest expense-financing fees	(21)	(21)	(43)	(41)
Other	136	155	144	188
Loss from continuing operations before taxes	(6,262)	(2,583)	(13,637)	(6,083)
Income tax expense	—	—	—	—
Loss from continuing operations, net of taxes	(6,262)	(2,583)	(13,637)	(6,083)

Income (loss) from discontinued operations, net of taxes	62	(133)	(50)	(206)
Net loss	$(6,200)	$(2,716)	$(13,687)	$(6,289)

Net loss per common share - basic and diluted:
Continuing operations	$(.32)	$(.14)	$(.71)	$(.33)
Discontinued operations	—	(.01)	—	(.01)
Net loss per common share	$(.32)	$(.15)	$(.71)	$(.34)

Weighted average number of common shares used in computing net loss per share:
Basic	19,840	18,448	19,195	18,436
Diluted	19,840	18,448	19,195	18,436

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30,	December 31,
(Amounts in Thousands, Except for Share and Per Share Amounts)	2026	2025

ASSETS
Current assets:
Cash	$20,497	$11,768
Account receivable, net of allowance for credit losses of $16 and $309, respectively	10,040	11,228
Unbilled receivables	9,578	8,781
Other current assets	5,410	4,534
Assets of discontinued operations included in current assets	242	60
Total current assets	45,767	36,371

Net property and equipment	28,653	24,600
Property and equipment of discontinued operations	146	146
Operating lease right-of-use assets	1,296	1,445
Intangibles and other assets	25,976	25,472
Total assets	$101,838	$88,034

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$27,076	$22,298
Current liabilities related to discontinued operations	301	270
Total current liabilities	27,377	22,568

Long-term liabilities	12,570	11,729
Long-term liabilities related to discontinued operations	3,561	3,598
Total liabilities	43,508	37,895
Commitments and Contingencies Stockholders’ equity:
Preferred Stock, $.001 par value; 2,000,000 shares authorized, no shares issued and outstanding	—	—
Common Stock, $.001 par value; 30,000,000 shares authorized, 21,215,194 and 18,525,823 shares issued, respectively; 21,207,552 and 18,518,181 shares outstanding, respectively	21	18
Additional paid-in capital	182,957	161,057
Accumulated deficit	(124,401)	(110,714)
Accumulated other comprehensive loss	(159)	(134)
Less Common Stock held in treasury, at cost: 7,642 shares	(88)	(88)
Total stockholders’ equity	58,330	50,139

Total liabilities and stockholders’ equity	$101,838	$88,034